SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2015

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

  +91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                Form 40-F    [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]                                         No    [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                .

QUARTERLY REPORT

Quarter Ended December 31, 2015

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.66.19, as published by Federal Reserve Board of Governors on December 31, 2015. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of

Particulars	Note	December 31, 2015	December 31, 2015	March 31, 2015

		Convenience translation into U.S.$ (See Note 2.(d))

ASSETS
Current assets
Cash and cash equivalents	5	U.S.$89	Rs.5,903	Rs.5,394
Other investments	6	485	32,125	34,259
Trade and other receivables		633	41,904	40,755
Inventories	7	403	26,689	25,529
Derivative financial instruments	9	3	227	800
Current tax assets		22	1,439	1,819
Other current assets		167	11,040	11,282

Total current assets		U.S.$1,803	Rs.119,327	Rs.119,838

Non-current assets
Property, plant and equipment	10	U.S.$797	Rs.52,736	Rs.48,090
Goodwill	11	57	3,794	3,380
Other intangible assets	12	316	20,945	13,050
Investment in equity accounted investees		19	1,241	1,033
Other investments – non-current	6	52	3,464	2,817
Deferred tax assets		83	5,493	5,792
Other non-current assets		13	882	762

Total non-current assets		U.S.$1,338	Rs.88,555	Rs.74,924

Total assets		U.S.$3,141	Rs.207,882	Rs.194,762

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$179	Rs.11,833	Rs.10,660
Derivative financial instruments	9	0	6	462
Current tax liabilities		49	3,243	2,506
Short-term borrowings	13	348	23,004	21,857
Long-term borrowings, current portion	13	2	104	6,962
Provisions		67	4,446	4,231
Other current liabilities		312	20,635	17,317

Total current liabilities		U.S.$956	Rs.63,271	Rs.63,995

Non-current liabilities
Long-term borrowings, excluding current portion	13	U.S.$162	Rs.10,692	Rs.14,307
Provisions – non-current		1	57	53
Deferred tax liabilities		28	1,877	1,779
Other non-current liabilities		50	3,304	3,326

Total non-current liabilities		U.S.$241	Rs.15,930	Rs.19,465

Total liabilities		U.S.$1,197	Rs.79,201	Rs.83,460

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of

Particulars	Note	December 31, 2015	December 31, 2015	March 31, 2015

		Convenience translation into U.S.$ (See Note 2.(d))

Equity
Share capital	16	U.S.$13	Rs.853	Rs.852
Share premium		341	22,601	22,178
Share based payment reserve		15	986	1,081
Retained earnings		1,493	98,804	83,643
Other components of equity		82	5,437	3,548

Total equity		U.S.$1,944	Rs.128,681	Rs.111,302

Total liabilities and equity		U.S.$3,141	Rs.207,882	Rs.194,762

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

		Nine months ended December 31,			Three months ended December 31,

Particulars	Note	2015	2015	2014	2015	2014

		Convenience translation into U.S.$ (See Note 2.(d))

Revenues		U.S.$1,770	Rs.117,146	Rs.109,485	Rs.39,679	Rs.38,431
Cost of revenues		697	46,141	45,303	16,089	16,079

Gross profit		1,073	71,005	64,182	23,590	22,352

Selling, general and administrative expenses		515	34,070	32,503	12,039	11,151
Research and development expenses		196	12,955	12,304	4,095	4,316
Other (income)/expense, net	14	(9)	(567)	(791)	(122)	(341)

Total operating expenses		702	46,458	44,016	16,012	15,126

Results from operating activities		371	24,547	20,166	7,578	7,226
Finance income		21	1,368	2,712	396	1,264
Finance expense		(22)	(1,430)	(797)	(458)	(251)

Finance (expense)/income, net	15	(1)	(62)	1,915	(62)	1,013
Share of profit of equity accounted investees, net of tax		3	170	151	64	47

Profit before tax		372	24,655	22,232	7,580	8,286
Tax expense	19	81	5,388	5,242	1,788	2,541

Profit for the period		291	19,267	16,990	5,792	5,745

Attributable to:
Equity holders of the Company		291	19,267	16,990	5,792	5,745
Non-controlling interest		-	-	-	-	-

Profit for the period		U.S.$291	Rs.19,267	Rs.16,990	Rs.5,792	Rs.5,745

Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$1.71	Rs.112.99	Rs.99.77	Rs.33.95	Rs.33.72
Diluted earnings per share of Rs.5/- each		U.S.$1.70	Rs.112.63	Rs.99.42	Rs.33.86	Rs.33.61

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Nine months ended December 31,			Three months ended December 31,

Particulars	2015	2015	2014	2015	2014

	Convenience translation into U.S.$ (See Note 2.(d))

Profit for the period	U.S.$291	Rs.19,267	Rs.16,990	Rs.5,792	Rs.5,745
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:	-	-	-	-	-
Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$21	Rs.1,398	Rs.283	Rs.1,236	Rs.46
Foreign currency translation adjustments	5	319	67	47	(87)
Effective portion of changes in fair value of cash flow hedges, net	11	713	58	323	343
Tax on items that may be reclassified subsequently to profit or loss	(8)	(541)	(73)	(331)	(79)

Total items that may be reclassified subsequently to profit or loss	U.S.$29	Rs.1,889	Rs.335	Rs.1,275	Rs.223

Other comprehensive income/(loss) for the period, net of tax	U.S.$320	Rs.1,889	Rs.335	Rs.1,275	Rs.223

Total comprehensive income for the period	U.S.$320	Rs.21,156	Rs.17,325	Rs.7,067	Rs.5,968

Attributable to:
Equity holders of the Company	320	21,156	17,325	7,067	5,968
Non-controlling interests	-	-	-	-	-

Total comprehensive income for the period	U.S.$320	Rs.21,156	Rs.17,325	Rs.7,067	Rs.5,968

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Number of shares	Share capital	Share premium	Fair value reserve	Share based payment reserve

Balance as of April 1, 2015	170,381,174	Rs.852	Rs.22,178	Rs.1,141	Rs.1,081
Issue of equity shares on exercise of options	226,479	1	423	-	(423)
Share based payment expense	-	-	-	-	328
Profit for the period	-	-	-	-	-
Dividend paid (including corporate dividend tax)	-	-	-	-	-
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.408	-	-	-	990	-
Foreign currency translation adjustments, net of tax expense of Rs.75	-	-	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.58	-	-	-	-	-

Balance as of December 31, 2015	170,607,653	Rs.853	Rs.22,601	Rs.2,131	Rs.986

Convenience translation into U.S.$ (See Note 2.(d))		U.S.$13	U.S.$342	U.S.$32	U.S.$15

Balance as of April 1, 2014	170,108,868	Rs.851	Rs.21,553	Rs.78	Rs.1,008
Issue of equity shares on exercise of options	256,971	1	412	-	(411)
Share based payment expense	-	-	-	-	365
Profit for the period	-	-	-	-	-
Dividend paid (including corporate dividend tax)	-	-	-	-	-
Sale of equity shares held by controlled trust(1)	-	-	196	-	-
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.91	-	-	-	192	-
Foreign currency translation adjustments, net of tax benefit of Rs.17	-	-	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.1	-	-	-	-	-

Balance as of December 31, 2014	170,365,839	Rs.852	Rs.22,161	Rs.270	Rs.962

   [Continued on next page]

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Equity shares held by a controlled trust	Foreign currency translation reserve	Hedging reserve	Retained earnings	Actuarial gains / (losses)	Total

Balance as of April 1, 2015	Rs.-	Rs.4,455	Rs.(1,765)	Rs.83,643	Rs.(283)	Rs.111,302
Issue of equity shares on exercise of options	-	-	-	-	-	1
Share based payment expense	-	-	-	-	-	328
Profit for the period	-	-	-	19,267	-	19,267
Dividend paid (including corporate dividend tax)	-	-	-	(4,106)	-	(4,106)
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.408	-	-	-	-	-	990
Foreign currency translation adjustments, net of tax expense of Rs.75	-	244	-	-	-	244
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.58	-	-	655	-	-	655

Balance as of December 31, 2015	Rs.-	Rs.4,699	Rs.(1,110)	Rs.98,804	Rs.(283)	Rs.128,681

Convenience translation into U.S.$ (See Note 2.(d))	U.S.$-	U.S.$71	U.S.$(17)	U.S.$1,493	U.S.$(4)	U.S.$1,944

Balance as of April 1, 2014	Rs.(5)	Rs.4,477	Rs.(1,960)	Rs.65,051	Rs.(252)	Rs.90,801
Issue of equity shares on exercise of options	-	-	-	-	-	2
Share based payment expense	-	-	-	-	-	365
Profit for the period	-	-	-	16,990	-	16,990
Dividend paid (including corporate dividend tax)	-	-	-	(3,587)	-	(3,587)
Sale of equity shares held by controlled trust(1)	5	-	-	-	-	201
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.91	-	-	-	-	-	192
Foreign currency translation adjustments, net of tax benefit of Rs.17	-	84	-	-	-	84
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.1	-	-	59	-	-	59

Balance as of December 31, 2014	Rs.-	Rs.4,561	Rs.(1,901)	Rs.78,454	Rs.(252)	Rs.105,107

(1) During the nine months ended December 31, 2014, the Company disposed of all of the shares held by its controlled trust for a total consideration of Rs.201. A gain of Rs.196 arising from this transaction was recorded in share premium.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

		For the nine months ended December 31,
	Note	2015	2015	2014

Particulars		Convenience translation into U.S.$ (See Note 2.(d))

Cash flows from/(used in) operating activities:
Profit for the period		U.S.$291	Rs.19,267	Rs.16,990
Adjustments for:
Income tax expense		81	5,388	5,242
Dividend and profit on sale of investments		(6)	(406)	(458)
Depreciation and amortization		110	7,310	5,871
Impairment loss on intangible asset		3	194	534
Inventory write-downs		27	1,777	2,492
Allowance for doubtful trade and other receivables		1	83	136
Loss on sale of property, plant and equipment and other intangible assets, net		0	23	41
Allowance for sales returns		32	2,131	2,154
Share of profit of equity accounted investees		(3)	(170)	(151)
Exchange (gain)/loss, net		32	2,105	259
Interest (income)/expense, net		(5)	(305)	(72)
Share based payment expense		5	349	365
Changes in operating assets and liabilities:
Trade and other receivables		(1)	(46)	(9,194)
Inventories		(41)	(2,705)	(7,630)
Trade and other payables		7	465	1,255
Other assets and other liabilities		10	665	(290)

Cash generated from operations		U.S.$546	Rs.36,125	Rs.17,544
Income tax paid		(62)	(4,134)	(2,772)

Net cash from operating activities		U.S.$483	Rs.31,991	Rs.14,772

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment		U.S.$(132)	Rs.(8,709)	Rs.(6,857)
Proceeds from sale of property, plant and equipment		1	46	123
Expenditure on other intangible assets		(39)	(2,606)	(5,731)
Purchase of other investments		(580)	(38,361)	(26,350)
Proceeds from sale of other investments		631	41,774	29,822
Cash paid for acquisition of business, net of cash acquired	4	(120)	(7,936)	(276)
Interest and dividend received		8	526	730

Net cash used in investing activities		U.S.$(231)	Rs.(15,266)	Rs.(8,539)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares		U.S.$0	Rs.1	Rs.1
Proceeds from sale of equity shares held by a controlled trust		-	-	201
Proceeds from/(repayment of) of short term borrowings, net		10	636	(2,222)
Repayment of long term borrowings		(176)	(11,647)	(1,809)
Dividend paid (including corporate dividend tax)		(62)	(4,106)	(3,587)
Interest paid		(11)	(722)	(820)

Net cash used in financing activities		U.S.$(239)	Rs.(15,838)	Rs.(8,236)

Net increase/(decrease) in cash and cash equivalents		13	887	Rs.(2,003)
Effect of exchange rate changes on cash and cash equivalents		(6)	(378)	(170)
Cash and cash equivalents at the beginning of the period	5	81	5,394	8,451

Cash and cash equivalents at the end of the period	5	U.S.$89	Rs.5,903	Rs.6,278

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Telangana, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Telangana, India, Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom, Venezuela and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and also on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board. They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on February 9, 2016.

b)	Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2015 contained in the Company’s Annual Report on Form 20-F.

c)	Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

d)	Convenience translation

These unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these unaudited condensed consolidated interim financial statements as of and for the nine months ended December 31, 2015 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.66.19, as published by the Federal Reserve Board of Governors on December 31, 2015. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent auditors.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

e)	Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2015.

f)	Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9- Financial instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

Amendments to IAS 16 Property, plant and equipment and IAS 38 Intangible assets

In May 2014, the IASB issued limited-scope amendments to IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”, to clarify the use of a revenue-based depreciation or amortization method. With respect to property, plant and equipment, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. With respect to intangible assets, the amended standard incorporates a rebuttable presumption that an amortization method based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. The amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The new revenue recognition standard was issued with an effective date of January 1, 2017. However, in April 2015, the IASB voted to defer the effective date of the new revenue recognition standard to January 1, 2018. Early application of the new standard is permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

IFRS 16, Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for periods beginning on or after January 1, 2019. Earlier adoption of IFRS 16 is permitted if IFRS 15, “Revenue from Contracts with Customers”, has also been applied.

The Company is currently in the process of evaluating the impact of this new accounting standard on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Proprietary Products.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s differentiated formulations business, New Chemical Entities (“NCEs”) business, and the dermatology focused specialty business operated through Promius™ Pharma.

Others. This includes the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation through Investigational New Drug (“IND”) filing.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the nine months ended December 31, 2015

Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)(2)	Rs.97,287	Rs.16,614	Rs.2,014	Rs.1,231	Rs.117,146

Gross profit	Rs.64,992	Rs.3,744	Rs.1,684	Rs.585	Rs.71,005
Selling, general and administrative expenses					34,070
Research and development expenses					12,955
Other (income)/expense, net					(567)

Results from operating activities					Rs.24,547
Finance (expense)/income, net					(62)
Share of profit of equity accounted investees, net of tax					170

Profit before tax					Rs.24,655
Tax expense					5,388

Profit for the period					Rs.19,267

(1)	Segment revenue for the nine months ended December 31, 2015 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.3,954.

(2)

During the three months ended June 30, 2015, there was a change in the monitoring of performance of one product from the Global Generics segment to the Proprietary Products segment. Consequently, revenues and gross profit from such product for the three months and nine months ended December 31, 2014 have been reclassified to conform to the change.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Information about segments:	For the nine months ended December 31, 2014

Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)	Rs.88,681	Rs.18,042	Rs.1,872	Rs.890	Rs.109,485

Gross profit	Rs.58,333	Rs.3,996	Rs.1,588	Rs.265	Rs.64,182
Selling, general and administrative expenses					32,503
Research and development expenses					12,304
Other (income)/expense, net					(791)

Results from operating activities					Rs.20,166
Finance (expense)/income, net					1,915
Share of profit of equity accounted investees, net of tax					151

Profit before tax					Rs.22,232
Tax expense					5,242

Profit for the period					Rs.16,990

(1)	Segment revenue for the nine months ended December 31, 2014 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.5,600.

Information about segments:	For the three months ended December 31, 2015

Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)	Rs.33,558	Rs.5,082	Rs.654	Rs.385	Rs.39,679

Gross profit	Rs.22,017	Rs.886	Rs.546	Rs.141	Rs.23,590
Selling, general and administrative expenses					12,039
Research and development expenses					4,095
Other (income)/expense, net					(122)

Results from operating activities					Rs.7,578
Finance (expense)/income, net					(62)
Share of profit of equity accounted investees, net of tax					64

Profit before tax					Rs.7,580
Tax expense					1,788

Profit for the period					Rs.5,792

(1)	Segment revenue for the three months ended December 31, 2015 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.1,252.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Information about segments:	For the three months ended December 31, 2014

Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)	Rs.31,335	Rs.6,112	Rs.743	Rs.241	Rs.38,431

Gross profit	Rs.20,572	Rs.1,050	Rs.631	Rs.99	Rs.22,352
Selling, general and administrative expenses					11,151
Research and development expenses					4,316
Other (income)/expense, net					(341)

Results from operating activities					Rs.7,226
Finance (expense)/income, net					1,013
Share of profit of equity accounted investees, net of tax					47

Profit before tax					Rs.8,286
Tax expense					2,541

Profit for the period					Rs.5,745

(1)	Segment revenue for the three months ended December 31, 2014 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.1,882.

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customers:

	Nine months ended December 31,		Three months ended December 31,

Country	2015	2014	2015	2014

India	Rs.17,959	Rs.15,746	Rs.6,427	Rs.5,277
United States	60,770	50,835	21,154	18,096
Russia	8,375	12,290	3,138	3,958
Others	30,042	30,614	8,960	11,100

	Rs.117,146	Rs.109,485	Rs.39,679	Rs.38,431

4. Acquisition of select products portfolio of UCB

On April 1, 2015, the Company entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as “UCB”) to acquire a select portfolio of products business in the territories of India, Nepal, Sri Lanka and Maldives. The transaction includes approximately 350 employees engaged in operations of the acquired India business. The acquisition is expected to strengthen the Company’s presence in the areas of dermatology, respiratory and pediatric products.

The total purchase consideration was Rs.8,000. The acquisition was closed on June 16, 2015. The Company has accounted for the transaction under IFRS 3, Business Combinations, and allocated the aggregate purchase consideration as follows:

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

4. Acquisition of select products portfolio of UCB (continued)

Particulars	Amount

Total consideration	Rs.8,000
Identifiable assets acquired
Current assets	225
Property, plant and equipment	6
Other intangible assets:
Product related intangibles	6,734
Marketing rights	743
Liabilities assumed
Current liabilities	(31)

Total identifiable net assets	Rs.7,677
Goodwill	Rs.323

The total goodwill of Rs.323 is attributable primarily to the acquired employee workforce, intangible assets that do not qualify for separate recognition and the expected synergies.

Acquisition related costs of Rs.9 were excluded from the consideration transferred and were recognized as expense in the unaudited condensed consolidated interim income statement for the nine months ended December 31, 2015.

Out of the total purchase consideration of Rs.8,000, the Company paid Rs.7,936 to UCB as of December 31, 2015.

The amount of revenue included in the unaudited condensed consolidated interim income statement since June 16, 2015 pertaining to the business acquired from UCB was Rs.488 and Rs.939 for the three months and nine months ended December 31, 2015, respectively.

No pro-forma information is disclosed in these unaudited condensed consolidated interim financial statements, as the impact of this acquisition on these unaudited condensed consolidated interim financial statements is immaterial.

5. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of

	December 31, 2015	March 31, 2015

Cash balances	Rs.4	Rs.3
Balances with banks	2,413	3,939
Term deposits with banks (original maturities up to 3 months)	3,486	1,452

Cash and cash equivalents in the statement of financial position	5,903	5,394
Bank overdrafts used for cash management purposes	-	-

Cash and cash equivalents in the statement of cash flow	Rs.5,903	Rs.5,394

Cash and cash equivalents included restricted cash of Rs.3,234 and Rs.1,971, respectively, as of December 31, 2015 and March 31, 2015, which consisted of:

•	Rs.63 as of December 31, 2015 and Rs.57 as of March 31, 2015, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•	Rs.3,117 as of December 31, 2015 and Rs.1,796 as of March 31, 2015, representing cash and cash equivalents of the Company’s subsidiary in Venezuela, which are subject to foreign exchange controls;

•

Rs.0 as of December 31, 2015 and Rs.107 as of March 31, 2015, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom; and

•	Rs.54 as of December 31, 2015 and Rs.11 as of March 31, 2015, representing other restricted cash amounts.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

6.	Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of December 31, 2015 are as follows:

	Cost	Gain recognized directly in equity	Fair value

Investment in units of mutual funds	Rs.21,048	Rs.1,165	Rs.22,213
Investment in equity securities(1)	1,456	1,768	3,224
Term deposits with banks	10,152	-	10,152

	Rs.32,656	Rs.2,933	Rs.35,589

Current portion
Investment in units of mutual funds	Rs.20,835	Rs.1,145	Rs.21,980
Term deposits with banks	10,145	-	10,145

	Rs.30,980	Rs.1,145	Rs.32,125

Non-current portion
Investment in units of mutual funds	Rs.213	Rs.20	Rs.233
Investment in equity securities(1)	1,456	1,768	3,224
Term deposits with banks	7	-	7

	Rs.1,676	Rs.1,788	Rs.3,464

As of March 31, 2015, the details of such investments are as follows:

	Cost	Gain recognized directly in equity	Fair value

Investment in units of mutual funds	Rs.21,237	Rs.404	Rs.21,641
Investment in equity securities(1)	1,456	1,131	2,587
Term deposits with banks	12,848	-	12,848

	Rs.35,541	Rs.1,535	Rs.37,076

Current portion
Investment in units of mutual funds	Rs.21,024	Rs.398	Rs.21,422
Term deposits with banks	12,837	-	12,837

	Rs.33,861	Rs.398	Rs.34,259

Non-current portion
Investment in units of mutual funds	Rs.213	Rs.6	Rs.219
Investment in equity securities(1)	1,456	1,131	2,587
Term deposits with banks	11	-	11

	Rs.1,680	Rs.1,137	Rs.2,817

(1) Primarily represents the shares of Curis, Inc. Refer to Note 25 of these unaudited condensed consolidated interim financial statements for further details.

7.	Inventories

Inventories consist of the following:

	As of

	December 31, 2015	March 31, 2015

Raw materials	Rs.5,874	Rs.6,753
Packing materials, stores and spares	2,120	1,981
Work-in-progress	7,485	6,769
Finished goods	11,210	10,026

	Rs.26,689	Rs.25,529

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

7.	Inventories (continued)

The above table includes inventories of Rs.793 and Rs.901 which are carried at fair value less cost to sell, as at December 31, 2015 and March 31, 2015, respectively.

For the three months and nine months ended December 31, 2015, the Company recorded inventory write-downs of Rs.775 and Rs.1,777, respectively (as compared to Rs.1,185 and Rs.2,492 for the three months and nine months ended December 31, 2014, respectively). These adjustments were included in cost of revenues.

Cost of revenues for the three months and nine months ended December 31, 2015 includes raw materials, consumables and changes in finished goods and work in progress recognized in the income statement of Rs.8,814 and Rs.24,847, respectively (as compared to Rs.9,616 and Rs.25,910 for the three months and nine months ended December 31, 2014, respectively). Cost of revenues for the three months and nine months ended December 31, 2015 includes other expenditures recognized in the income statement of Rs.7,275 and Rs.21,294, respectively (as compared to Rs.6,462 and Rs.19,392 for the three months and nine months ended December 31, 2014, respectively).

8.	Hedges of foreign currency risks

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Venezuelan bolivars and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward contracts, option contracts and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

In respect of all of its foreign exchange derivative contracts, the Company has recorded, as part of finance costs, a net gain of Rs.320 and a net loss of Rs.346 for the three months and nine months ended December 31, 2015, respectively (as compared to a net gain of Rs.238 and Rs.1,000 for the three months and nine months ended December 31, 2014, respectively).

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency exchange rate risks associated with its highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is immediately recorded in the income statement as a finance cost.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency exchange rate risks associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, as a component of equity, a net gain of Rs.323 and Rs.713 for the three months and nine months ended December 31, 2015, respectively (as compared to a net gain of Rs.343 and Rs.58 for the three months and nine months ended December 31, 2014, respectively). The Company also recorded, as part of revenue, a net loss of Rs.294 and Rs.854 for the three months and nine months ended December 31, 2015, respectively (as compared to a net loss of Rs.66 and net gain of Rs.62 for the three months and nine months ended December 31, 2014, respectively).

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.1,091 and Rs.1,805 as of December 31, 2015 and March 31, 2015, respectively.

Hedges of recognized assets and liabilities

Changes in the fair value of forward contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of these forward contracts and option contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

9.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities.

Derivative financial instruments

The Company uses forward contracts, futures contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates.

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at December 31, 2015 were as follows:

	Note	Loans and receivables	Available for sale	Other financial liabilities	Derivative financial instruments	Total carrying value	Total fair value

Assets:
Cash and cash equivalents	5	Rs.5,903	Rs.-	Rs.-	Rs.-	Rs.5,903	Rs.5,903
Other investments	6	10,152	25,437	-	-	35,589	35,589
Trade and other receivables		41,904	-	-	-	41,904	41,904
Derivative financial instruments		-	-	-	227	227	227
Other assets(1)		2,668	-	-	-	2,668	2,668

Total		Rs.60,627	Rs.25,437	Rs.-	Rs.227	Rs.86,291	Rs.86,291

Liabilities:
Trade and other payables		Rs.-	Rs.-	Rs.11,833	Rs.-	Rs.11,833	Rs.11,833
Derivative financial instruments		-	-	-	6	6	6
Long-term borrowings	13	-	-	10,796	-	10,796	10,796
Short-term borrowings	13	-	-	23,004	-	23,004	23,004
Other liabilities and provisions(2)		-	-	23,551	-	23,551	23,551

Total		Rs.-	Rs.-	Rs.69,184	Rs.6	Rs.69,190	Rs.69,190

The carrying value and fair value of financial instruments by each category as at March 31, 2015 were as follows:

	Note	Loans and receivables	Available for sale	Other financial liabilities	Derivative financial instruments	Total carrying value	Total fair value

Assets:
Cash and cash equivalents	5	Rs.5,394	Rs.-	Rs.-	Rs.-	Rs.5,394	Rs.5,394
Other investments	6	12,848	24,228	-	-	37,076	37,076
Trade and other receivables		40,755	-	-	-	40,755	40,755
Derivative financial instruments		-	-	-	800	800	800
Other assets(1)		1,585	-	-	-	1,585	1,585

Total		Rs.60,582	Rs.24,228	Rs.-	Rs.800	Rs.85,610	Rs.85,610

Liabilities:
Trade and other payables		Rs.-	Rs.-	Rs.10,660	Rs.-	Rs.10,660	Rs.10,660
Derivative financial instruments		-	-	-	462	462	462
Long-term borrowings	13	-	-	21,289	-	21,289	21,289
Short-term borrowings	13	-	-	21,857	-	21,857	21,857
Other liabilities and provisions(2)		-	-	19,440	-	19,440	19,440

Total		Rs.-	Rs.-	Rs.73,246	Rs.462	Rs.73,708	Rs.73,708

(1)

Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other assets) of Rs.10,693 and Rs.12,278 as of December 31, 2015 and March 31, 2015, respectively, are not included.

(2)

Other liabilities that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.8,134 and Rs.7,993 as of December 31, 2015 and March 31, 2015, respectively, are not included.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

9. Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

Particulars	Level 1	Level 2	Level 3	Total

Available for sale - Financial asset - Investments in units of mutual funds	Rs.22,213	Rs.-	Rs.-	Rs.22,213
Available for sale - Financial asset - Investment in equity securities	3,224	-	-	3,224
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)	-	221	-	221

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2015:

Particulars	Level 1	Level 2	Level 3	Total

Available for sale - Financial asset - Investments in units of mutual funds	Rs.21,641	Rs.-	Rs.-	Rs.21,641
Available for sale - Financial asset - Investment in equity securities	2,587	-	-	2,587
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)	-	338	-	338

(1) The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations.

The models incorporate various inputs, including foreign exchange spot and forward rates, interest rate curves and forward rate curves. As at December 31, 2015 and March 31, 2015, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

10.  Property, plant and equipment

Acquisitions and disposals

During the nine months ended December 31, 2015, the Company acquired assets at an aggregate cost of Rs.9,232 (as compared to a cost of Rs.7,835 and Rs.10,025 for the nine months ended December 31, 2014 and the year ended March 31, 2015, respectively).

Assets with a net book value of Rs.69 were disposed of during the nine months ended December 31, 2015 (as compared to Rs.163 and Rs.315 for the nine months ended December 31, 2014 and the year ended March 31, 2015, respectively), resulting in a net loss on disposal of Rs.23 for the nine months ended December 31, 2015 (as compared to net loss of Rs.41 and Rs.144 for the nine months ended December 31, 2014 and the year ended March 31, 2015, respectively).

Depreciation expense for the three months and nine months ended December 31, 2015 was Rs.1,685 and Rs.4,810, respectively (as compared to Rs.1,462 and Rs.4,189 for the three months and nine months ended December 31, 2014, respectively).

Capital commitments

As of December 31, 2015 and March 31, 2015, the Company was committed to spend approximately Rs.5,293 and Rs.4,173, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

11.  Goodwill

Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill for the nine months ended December 31, 2015 and the year ended March 31, 2015:

	As of

	December 31, 2015	March 31, 2015

Opening balance, gross (1)	Rs.19,654	Rs.19,702
Goodwill arising on business combinations during the period(2) (3)	323	203
Effect of translation adjustments during the period	91	(251)
Impairment loss(4)	(16,274)	(16,274)

Closing balance (1)	Rs.3,794	Rs.3,380

(1)	This does not include goodwill arising upon investment in an associate of Rs.181, which is included in the carrying value of the investment in the equity accounted investee.

(2)

Rs.323 represents goodwill arising from the acquisition of a select portfolio of products business from UCB during the three months ended June 30, 2015. Refer to Note 4 of these unaudited condensed consolidated interim financial statements for further details.

(3)

Rs.203 represents goodwill arising from the acquisition of net assets from Cherokee Pharma LLC during the year ended March 31, 2015. Total purchase consideration was Rs.292 and the fair value of the net assets acquired was Rs.89. The amount of goodwill is primarily attributable to the acquired workforce and expected synergies. The acquisition was not material to the Company and, accordingly, no further disclosures have been made in the consolidated financial statements of the Company.

(4)

The impairment loss of Rs.16,274 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

12.  Other intangible assets

During the three months and nine months ended December 31, 2015, the Company acquired intangible assets at an aggregate cost of Rs.1,766 and Rs.10,154, respectively (as compared to a cost of Rs.5,314 and Rs.5,606 for the three months and nine months ended December 31, 2014, respectively and Rs.5,840 for the year ended March 31, 2015), including assets acquired through business combinations of Rs.0 and Rs.7,477 for the three months and nine months ended December 31, 2015, respectively (as compared to a cost of Rs.0 and Rs.56 for the three months and nine months ended December 31, 2014, respectively and Rs.60 for the year ended March 31, 2015).

Additions to intangible assets during the three months ended December 31, 2015 include:

•

Rs.1,158 (U.S.$17.5), representing the consideration for the purchase of intellectual property rights relating to fondaparinux sodium forming a part of the Company’s Global Generics segment. Refer to Note 28 of these unaudited condensed consolidated interim financial statements for further details; and

•

Rs.341 (U.S.$5), representing a development milestone paid for the purchase of rights relating to XeglyzeTM Lotion, an innovative prescription product forming a part of the Company’s Proprietary Products segment. Refer to Note 27 of these unaudited condensed consolidated interim financial statements for further details.

Intangible assets acquired through business combination during the nine months ended December 31, 2015 represents assets related to the acquisition from UCB of a select portfolio of products business. Refer to Note 4 of these unaudited condensed consolidated interim financial statements for further details.

Selling, general and administrative expenses include Rs.841 and Rs.2,400 of amortization of other intangible assets for the three months and nine months ended December 31, 2015, respectively (as compared to Rs.579 and Rs.1,682 for the three months and nine months ended December 31, 2014, respectively). Research and development expenses include Rs.22 and Rs.71 of amortization of other intangible assets for the three months and nine months ended December 31, 2015, respectively (as compared to Rs.0 for the three months and nine months ended December 31, 2014). Cost of revenues include Rs.29 of amortization of other intangible assets for the three months and nine months ended December 31, 2015 (as compared to Rs.0 for the three months and nine months ended December 31, 2014).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13.  Borrowings

Short term borrowings

The Company had net short term borrowings of Rs.23,004 as of December 31, 2015, as compared to Rs.21,857 as of March 31, 2015. The borrowings primarily consist of “packing credit” loans drawn by the parent company and an unsecured loan drawn by Dr. Reddy’s Laboratories SA (one of the Company’s subsidiaries in Switzerland).

Short term borrowings consist of the following:

	As at

	December 31, 2015	March 31, 2015

Packing credit borrowings	Rs.19,366	Rs.20,857
Other foreign currency borrowings	3,638	-
Other rupee borrowings	-	1,000

	Rs.23,004	Rs.21,857

An interest rate profile of short term borrowings from banks is given below:

As at

	December 31, 2015		March 31, 2015

	Currency	Interest Rate	Currency	Interest Rate

Packing credit borrowings	USD	LIBOR + 10 to 15 bps	USD	LIBOR + 10 to 40 bps
	EURO	LIBOR + 7.5 to 20 bps	EURO	LIBOR + 7.5 to 20 bps
	RUB	11.00% to 12.5%	RUB	9.80% to 22.30%
Other foreign currency borrowings	USD	LIBOR + 40 bps	-	-
Other rupee borrowings	-	-	INR	10%

Long-term borrowings

Long-term borrowings consist of the following:

	As at

	December 31, 2015	March 31, 2015

Foreign currency borrowing by the Company’s Swiss Subsidiary(1)	Rs.-	Rs.10,292
Foreign currency borrowing by the parent company	9,923	9,375
Foreign currency borrowing by the Company’s U.K. Subsidiary(1)	-	740
Obligations under finance leases	873	862

	Rs.10,796	Rs.21,269

Current portion
Foreign currency borrowing by the Company’s Swiss Subsidiary(1)	Rs.-	Rs.6,875
Obligations under finance leases	104	87

	Rs.104	Rs.6,962

Non-current portion
Foreign currency borrowing by the Company’s Swiss Subsidiary(1)	Rs.-	Rs.3,417
Foreign currency borrowing by the parent company	9,923	9,375
Foreign currency borrowing by the Company’s U.K. Subsidiary(1)	-	740
Obligations under finance leases	769	775

	Rs.10,692	Rs.14,307

(1)	During the nine months ended December 31, 2015, the Company’s U.K. Subsidiary and Swiss Subsidiary repaid the foreign currency borrowings.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13. Borrowings (continued)

Long-term borrowings (continued)

In the above table, the term “Swiss Subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

Long-term borrowing of Swiss Subsidiary

During the year ended March 31, 2012, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”) borrowed U.S.$220 from certain institutional lenders. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The parent company has guaranteed all obligations of the Swiss Subsidiary under the loan agreement.

As part of this arrangement, the Company incurred U.S.$3.73 in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they are being amortized over the term of the loan using the effective interest method.

During the three months ended June 30, 2015, the Swiss Subsidiary repaid the third installment of U.S.$27.5 due under the loan agreement.

During the three months ended September 30, 2015, the Swiss Subsidiary repaid the entire amount of U.S.$137.5 outstanding under the loan arrangement (U.S.$27.5 as per the normal repayment schedule and a prepayment of U.S.$110). Consequently, the unamortized portion of arrangement fees and other administrative charges amounting to U.S.$0.26 was recognized as finance cost during the three months ended September 30, 2015.

Further, during the three months ended September 30, 2015, a short-term borrowing of U.S.$82.5 and a packing credit borrowing of U.S.$27.5 were taken by the Swiss Subsidiary and by the parent company, respectively. As both these loans are repayable within a period of 12 months, they are disclosed as part of short-term borrowings. During the three months ended December 31, 2015, the Company repaid U.S.$27.5 of the short-term borrowings taken by the Swiss Subsidiary.

Long-term borrowing of the parent company

During the year ended March 31, 2014, the Company borrowed U.S.$150. The Company is required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month from August 12, 2013.

The loan agreement imposes various financial covenants on the Company. As of December 31, 2015, the Company was in compliance with such financial covenants.

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

As at

	December 31, 2015		March 31, 2015

	Currency	Interest Rate	Currency	Interest Rate

Foreign currency borrowings	USD -	LIBOR+125bps -	USD GBP	LIBOR+100 to 125 bps LIBOR+130 bps

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of Rs.15,725 and Rs.10,438 as of December 31, 2015 and March 31, 2015, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted sales transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted sales transactions. The carrying value of such non-derivative financial liabilities as of December 31, 2015 and March 31, 2015 was Rs.5,458 and Rs.10,313, respectively.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

14. Other (income)/expense, net

	Nine months ended December 31,		Three months ended December 31,

	2015	2014	2015	2014

Loss/(profit) on sale/disposal of property, plant and equipment and other intangibles, net	Rs.23	Rs.41	Rs.1	Rs.1
Sale of spent chemical	(220)	(434)	(59)	(139)
Miscellaneous income	(370)	(398)	(64)	(203)

	Rs.(567)	Rs.(791)	Rs.(122)	Rs.(341)

15.  Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	Nine months ended December 31,		Three months ended December 31,

	2015	2014	2015	2014

Interest income	Rs.962	Rs.869	Rs.325	Rs.387
Dividend and profit on sale of other investments	406	458	71	211
Foreign exchange gain/(loss), net(1)	(773)	1,385	(297)	666
Interest expense	(657)	(797)	(161)	(251)

	Rs.(62)	Rs.1,915	Rs.(62)	Rs.1,013

(1) During the three months and nine months ended December 31, 2015, the Company recorded a foreign exchange loss of Rs.637 and Rs.776, respectively, on translation of certain monetary assets and liabilities of its subsidiary in Venezuela. Refer to Note 23 of these unaudited condensed consolidated interim financial statements for further details.

16.  Share capital and share premium

During the nine months ended December 31, 2015 and 2014, 226,479 and 256,971 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. During the nine months ended December 31, 2015, each of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. During the nine months ended December 31, 2014, an aggregate of 254,471 options having an exercise price of Rs.5 (based upon the par value of the underlying shares) were exercised and 2,500 options having an exercise price of Rs.448 (based upon the grant-date fair market value of the underlying shares) were exercised. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated interim statement of changes in equity.

17.  Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001 and on July 27, 2005, respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”) and the Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”), each of which allows for grants of stock options to eligible employees.

The terms and conditions of the grants made during the nine months ended December 31, 2015 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life

DRL 2002 Plan	102,224	Rs.5.00	1 to 4 years	5 years
DRL 2007 Plan	40,184	Rs.5.00	1 to 4 years	5 years

The above grants were made on May 11, 2015.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.	Employee stock incentive plans (continued)

The terms and conditions of the grants made during the nine months ended December 31, 2014 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life

DRL 2002 Plan	230,840	Rs.5.00	1 to 4 years	5 years
DRL 2007 Plan	45,796	Rs.5.00	1 to 4 years	5 years

The above grants were made on July 14, 2014, June 15, 2014 and May 25, 2014.

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 11, 2015	July 14, 2014	June 15, 2014	May 25, 2014

Expected volatility	25.98%	23.20%	23.15%	22.52%
Exercise price	Rs.5.00	Rs.5.00	Rs.5.00	Rs.5.00
Option life	2.5 Years	2.5 Years	2.5 Years	2.5 Years
Risk-free interest rate	7.87%	8.55%	8.38%	8.50%
Expected dividends	0.60%	0.67%	0.74%	0.78%
Grant date share price	Rs.3,359.70	Rs.2,695.00	Rs.2,445.15	Rs.2,308.70

In addition to the above, during the year ended March 31, 2015, the Company adopted a new program to grant performance linked stock options to certain employees under the DRL 2002 Plan and the DRL 2007 Plan. Under this program, performance targets are measured each year against pre-defined interim targets over the three year period ending on March 31, 2017 and eligible employees are granted stock options upon meeting such targets. The stock options so granted are ultimately vested with the employees who meet subsequent service vesting conditions which range from 1 to 4 years. After vesting, such stock options generally have a maximum contractual term of five years.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

Share-based payment expense

For the three months and nine months ended December 31, 2015, the Company recorded employee share based payment expense of Rs.117 and Rs.349, respectively (as compared to Rs.135 and Rs.365 for the three months and nine months ended December 31, 2014, respectively). As of December 31, 2015, there was approximately Rs.558 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.22 years.

18.  Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

For the three months and nine months ended December 31, 2015, the net periodic benefit cost was Rs.45 and Rs.136, respectively (as compared to Rs.45 and Rs.134 for the three months and nine months ended December 31, 2014, respectively).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18. Employee benefit plans (continued)

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was Rs.695 and Rs.616 as at December 31, 2015 and March 31, 2015, respectively.

Long term incentive plan

Certain senior management employees of the Company participate in a long term incentive plan which is aimed at rewarding the individual, based on performance of such individual, their business unit/function and the Company as a whole, with significantly higher rewards for superior performances. The total liability recorded by the Company towards this benefit was Rs.709 and Rs.323 as at December 31, 2015 and March 31, 2015, respectively.

19. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the nine months ended December 31, 2015 and 2014 were 21.9% and 23.6%, respectively. Income tax expense was Rs.5,388 for the nine months ended December 31, 2015, as compared to income tax expense of Rs.5,242 for the nine months ended December 31, 2014. The decrease in effective tax rate by 1.7% for the nine months ended December 31, 2015 was primarily attributable to the following:

•

a decrease in the effective tax rate primarily due to a favorable change in the jurisdictional mix of earnings (i.e., an increase in the proportion of profit in lower tax jurisdictions and a decrease in the proportion of profit in higher tax jurisdictions) for the nine months ended December 31, 2015 as compared to the nine months ended December 31, 2014;

•	an increase in effective tax rate on account of foreign exchange loss on net monetary assets in respect of the Company’s Venezuela operations; and

•

an increase in effective tax rate on account of non-recognition of certain deferred tax assets, as the Company believes that availability of taxable profits against which the temporary differences can be utilized is not probable.

The Company’s consolidated weighted average tax rate for the three months ended December 31, 2015 and 2014 was 23.6% and 30.7%, respectively. Income tax expense was Rs.1,788 for the three months ended December 31, 2015, as compared to income tax expense of Rs.2,541 for the three months ended December 31, 2014. The decrease in effective tax rate by 7.1% for the three months ended December 31, 2015 was primarily attributable to the following:

•

a decrease in the effective tax rate primarily due to a favorable change in the jurisdictional mix of earnings (i.e., an increase in the proportion of profit in lower tax jurisdictions and a decrease in the proportion of profit in higher tax jurisdictions) for the three months ended December 31, 2015 as compared to the three months ended December 31, 2014;

•	an increase in effective tax rate on account of foreign exchange loss on net monetary assets in respect of the Company’s Venezuela operations; and

•

a increase in effective tax rate on account of non-recognition of certain deferred tax assets, as the Company believes that availability of taxable profits against which the temporary differences can be utilized is not probable.

Total tax expenses of Rs.331 and Rs.541 were recognized directly in the equity for the three months and nine months ended December 31, 2015, respectively (as compared to tax expenses of Rs.79 and Rs.73 for the three months and nine months ended December 31, 2014, respectively). Such tax expenses and benefits were primarily due to tax effects on the changes in fair value of available for sale financial instruments and on the foreign exchange gain or loss on cash flow hedges. Refer to Note 8 of these unaudited condensed consolidated interim financial statements for further details on cash flow hedges.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

20. Related parties

During the nine months ended December 31, 2015, the Company entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Pudami Educational Society towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences for research and development services; and

•	Stamlo Hotels Private Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	Nine months ended December 31,		Three months ended December 31,

	2015	2014	2015	2014

Purchases of raw materials(1)	Rs.-	Rs.5	Rs.-	Rs.-
Research and development services received	76	73	26	22
Contributions towards social development	173	176	48	65
Hotel expenses paid	30	31	10	11
Lease rentals paid under cancellable operating leases to key management personnel and their relatives	28	27	10	8

(1)

The figures for the three months and nine months ended December 31, 2014 include transactions with Ecologic Chemicals Limited (“Ecologic”). Ecologic is not a related party of the Company as at and for the nine months ended December 31, 2015 and, accordingly, the transactions with Ecologic during such period are not included in the above summary.

The Company had the following amounts due from related parties:

As at

	December 31, 2015	March 31, 2015

Key management personnel (towards rent deposits)	Rs.8	Rs.8

The Company had the following amounts due to related parties:

As at

	December 31, 2015	March 31, 2015

Due to related parties	Rs.1	Rs.4

The following table describes the components of compensation paid or payable to key management personnel:

	Nine months ended December 31,		Three months ended December 31,

	2015	2014	2015	2014

Salaries and other benefits(1)	Rs.250	Rs.235	Rs.76	Rs.80
Contributions to defined contribution plans	14	12	4	4
Commission to directors	234	240	78	80
Share-based payments expense	54	51	20	17

Total	Rs.552	Rs.538	Rs.178	Rs.181

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

20. Related parties (continued)

(1)

In addition to the above, the Company has accrued Rs.34 and Rs.92 towards a long term incentive plan for the services rendered by key management personnel for the three months and nine months ended December 31, 2015, respectively. Refer to Note 18 of these unaudited condensed consolidated interim financial statements for further details.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

21.	Disclosure of Expense by Nature

The following table shows supplemental information related to certain “nature of expense” items for the nine months and three months ended December 31, 2015 and 2014, respectively.

	Nine months ended December 31, 2015

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.7,164	Rs.12,472	Rs.3,629	Rs.23,265
Depreciation and amortization	3,620	2,896	794	7,310
	Nine months ended December 31, 2014

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.7,166	Rs.11,553	Rs.2,954	Rs.21,673
Depreciation and amortization	3,015	2,179	677	5,871
	Three months ended December 31, 2015

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.2,518	Rs.4,195	Rs.1,180	Rs.7,893
Depreciation and amortization	1,296	1,015	266	2,577
	Three months ended December 31, 2014

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.2,334	Rs.3,782	Rs.1,081	Rs.7,197
Depreciation and amortization	1,046	732	263	2,041

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that possibility of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO, which is currently pending. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field.

Based on its best estimate, the Company has recorded a provision for the potential liability related to the allegedly overcharged amount including interest thereon, and believes that possibility of any liability that may arise on account of penalties pursuant to this litigation is not probable. In the event the Company is unsuccessful in this litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Product and patent related matters (continued)

Nexium United States litigations

Five federal antitrust class action lawsuits were brought on behalf of direct purchasers of Nexium®, and ten federal class action lawsuits were brought under both state and federal law on behalf of end-payors of Nexium®. These actions were filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions were consolidated in the United States District Court for the District of Massachusetts.

The complaints alleged that AstraZeneca and the involved generic manufacturers settled patent litigation related to Nexium® capsules in ways that violated antitrust laws. The Company consistently maintained that its conduct complied with all applicable laws and that the complaints were without merit. In response to a motion for summary judgment made by the Company, the Court granted the motion in part and denied it in part, finding that the plaintiffs had failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included any large or unjustified reverse payment, but preserving other claims for trial.

On October 20, 2014, the Company reached a settlement with all plaintiffs who had cases pending in the District of Massachusetts. The settlements with the class plaintiffs were subject to the Court’s approval. Under the terms of the settlement, the Company will not make any payment to the class plaintiffs.

The Court granted preliminary approval of the Company’s settlements with the class plaintiffs on January 28, 2015, and granted final approval of such settlements on September 29, 2015.

In addition, two complaints, similar in nature to those referenced above, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions have been filed in these actions.

Reclast and Zometa United States litigation

In January 2013, Novartis AG (“Novartis”) brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company’s ANDA referencing Reclast® would infringe Novartis’ U.S. Patent No. 8,052,987 and that the Company’s ANDA referencing Zometa® would infringe Novartis’ U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting the Company and the other defendants from launching generic equivalents to the Reclast® and Zometa® products. The Court denied Novartis’ motion for a temporary restraining order on March 1, 2013 and, later that month, the Company launched its generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product). The Company launched its generic version of Novartis’ Reclast® Injection (zoledronic acid, 5 mg/100mL product) in April 2013.

In January 2016, the parties reached an agreement settling litigation regarding these products. Under the terms of the agreement, the Company will make a one-time payment to Novartis in exchange for a license to all relevant patents. The settlement ends the potential patent related liability associated with the Company’s sale of product.

Pursuant to this agreement, the Company is required to pay Rs.430 (U.S.$6.5) to Novartis as a settlement amount for past and future sales of the products. Of the total amount, Rs.69 (U.S.$1.04) represents the payment for a non-exclusive license and is recognized as a product related intangible asset and the balance amount of Rs.361 (U.S.$5.46) is recorded as “Selling, general and administrative expense” in the unaudited condensed consolidated interim income statement for the three months ended December 31, 2015.

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (“CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company has violated the Consumer Product Safety Act (“CPSA”) and the Poison Prevention Packaging Act (“PPPA”) and intends to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC’s special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations and is engaged in discussions with the CPSC regarding its compliance with the regulations.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Product and patent related matters (continued)

Simultaneously, the Department of Justice (the “DOJ”) had begun to investigate a complaint filed under the Federal False Claims Act related to these same issues. The Company cooperated with the DOJ in its investigation. On November 12, 2015, the Company received an order from the DOJ which states that the United States does not intend to intervene in this matter at this time and accordingly filed a Notice of Election to Decline Intervention.

However, the investigation by the CPSC is ongoing and at this stage of the proceedings, the Company cannot conclude that the likelihood of an unfavorable outcome is either probable or remote. Accordingly, no provision related to these investigations and claims is made in these unaudited condensed consolidated interim financial statements as of December 31, 2015. An unfavorable outcome in these matters could result in significant liabilities, which could have a material adverse effect on the Company.

Namenda United States litigations

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the anti-alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seeks to represent a class of “end-payor” purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator’s attempt to shift sales from the original immediate release product to the more recently introduced extended release product. The Company believes that the complaint lacks merit and that the Company’s conduct complied with all applicable laws and regulations.

Four other class action complaints, containing similar allegations to the Sergeants complaint, have also been filed in the Southern District of New York. However, two of those complaints were voluntarily dismissed, and the other two do not name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the Southern District of New York and in the U.S. Court of Appeals for the Second Circuit. The case brought by the State of New York contained some (but not all) of the allegations set out in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on November 30, 2015.

Private party class action litigation on pricing / reimbursement matters

On December 30, 2015, a class action complaint was filed against the Company and eighteen other pharmaceutical defendants (the “Action”) in State Court in the State of Pennsylvania. In the Action, class action plaintiffs allege that the Company and other defendants, individually or in some cases in concert with one another, have engaged in pricing and price reporting practices in violation of various Pennsylvania State laws. More specifically, plaintiffs allege that: (1) the Company provided false and misleading pricing information to third party drug compendia companies for the Company’s generic drugs, and such information was relied upon by private third party payers that reimbursed for drugs sold by the Company in the United States, and (2) the Company acted in concert with certain other defendants to unfairly raise the prices of generic divalproex sodium ER (bottle of 80, 500 mg tablets ER 24H) and generic pravastatin sodium (bottle of 500, 10 mg tablets). The Company disputes these allegations and intends to vigorously defend against these allegations.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee. The NGT has also permitted the alleged

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Environmental matters (continued)

polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company along with the alleged polluting industries have challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

Water pollution and air pollution

During the year ended March 31, 2012, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board’s orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

Indirect taxes related matters

Assessable value of products supplied by a vendor to the Company

During the year ended March 31, 2003, the Central Excise Authorities of India (the “Central Excise Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.34. The Company filed appeals against these notices with the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”). In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi.

On November 27, 2015, the Supreme Court of India dismissed the appeal of the Central Excise Authorities and passed an order in favor of the Company.

Distribution of input service tax credits

The Central Excise Authorities have issued various show cause notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Indirect taxes related matters (continued)

Period covered under the notice	Amount demanded	Status
March 2008 to September 2009	Rs.102 plus 100% penalties and interest thereon	The Company has filed an appeal before the CESTAT.
October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest thereon	The Company has filed an appeal before the CESTAT.
April 2011 to March 2012	Rs.51 plus interest and penalties	The Central Excise Commissioner issued an order against the Company. The Company is in the process of filing an appeal before CESTAT.
April 2012 to March 2013	Rs.54 plus interest and penalties	The Central Excise Commissioner issued an order against the Company. The Company is in the process of filing an appeal before CESTAT.
April 2013 to March 2014	Rs.69 plus interest and penalties	The Central Excise Commissioner issued an order against the Company. The Company is in the process of filing an appeal before CESTAT.

The Company believes that the possibility of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in these unaudited condensed consolidated interim financial statements as of December 31, 2015.

Value Added Tax (“VAT”) matter

The Company received various show cause notices from the Government of Telangana’s Commercial Taxes Department objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	Rs.66 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2009 to March 2011	Rs.59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2011 to March 2013	Rs.86 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favor of the Company. In January 2016, the Assistant Commissioner issued an order partially in favor of the Company.

The Company has recorded a provision of Rs.41 for the nine months ended December 31, 2015, and believes that the possibility of any further liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable.

Others

Additionally, the Company is in receipt of various show cause notices from the Indian Sales Tax authorities. The disputed amount is Rs.56. The Company has responded to such show cause notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these unaudited condensed consolidated interim financial statements as of December 31, 2015.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

After taking into account all of the available information and legal provisions, the Company has recorded an amount of Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. As of December 31, 2015, the Company has made “payments under protest” of Rs.354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

Direct taxes related matters

During the year ended March 31, 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly-owned subsidiaries. The associated tax impact is Rs.570. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Authorities. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in respect of this matter in these unaudited condensed consolidated interim financial statements as of December 31, 2015.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.611. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and accordingly, no provision was made in respect of these matters in these unaudited condensed consolidated interim financial statements as of December 31, 2015.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

23. Venezuela operations

Dr. Reddy’s Venezuela, C.A., a wholly owned subsidiary of the Company, is primarily engaged in the import of pharmaceutical products from the parent company and other subsidiaries of the Company and the sale of such products in Venezuela. During the nine months ended December 31, 2015 and year ended March 31, 2015, the Company’s revenues from Venezuela were Rs.4,327 (Venezuelan bolivar (“VEF”) 422) and Rs.8,335 (VEF 813) respectively.

In February 2015, the Venezuelan government launched an overhaul of the exchange rate system and introduced a new exchange rate mechanism. The Marginal Currency System (known as “SIMADI”) is the third mechanism in the new three-tier exchange rate regime and allows for legal trading of the Venezuelan bolivar for foreign currency with fewer restrictions than other mechanisms in Venezuela (CENCOEX and SICAD).

The new second tier, SICAD, is a combination of the former second and third tiers, SICAD I and SICAD II, with an initial rate of approximately 12 VEF per U.S.$1.00. The first tier, the official exchange rate, is unchanged and sells dollars at 6.3 VEF per U.S.$1.00 for preferential goods.

As of December 31, 2015, the exchange rates in all the three aforesaid tiers were as follows:

•	CENCOEX preferential rate – 6.3 VEF per U.S.$;

•	SICAD rate – 13.5 VEF per U.S.$; and

•	SIMADI rate - approximately 198 VEF per U.S.$.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23. Venezuela operations (continued)

As per the existing laws in Venezuela, payments towards the importation of pharmaceutical products qualify for the CENCOEX preferential rate of 6.3 VEF per U.S.$1.00, and the Company has been receiving approvals from the CENCOEX at such preferential rate. Accordingly, monetary assets of VEF 366 (which equate to the amount of import payments (U.S.$58) that are eligible and pending for approval) and VEF 245 (which equate to the amount of import payments (U.S.$39) that are eligible and pending for approval) as of December 31, 2015 and March 31, 2015, respectively, are translated at the preferential rate. During the three months and nine months ended December 31, 2015, the Company received approvals for U.S.$0.3 and U.S.$4, respectively, from the CENCOEX for remittance towards the importation of pharmaceutical products.

The economic conditions in Venezuela continue to deteriorate, further increasing the risk of currency devaluation. The Company is evaluating its current arrangements with the Government of Venezuela to facilitate the payment of amounts at the CENCOEX preferential rate of 6.3 VEF per U.S.$. The Company continues to translate the monetary assets which equate to the amount of import payments that are eligible and pending for approval at such preferential rate. The Company will fully consider all the developments, facts and circumstances during the three months ending March 31, 2016 in evaluating the appropriate translation rate to be applied. If the facts and circumstances support a conclusion that the CENCOEX rate is no longer appropriate, it could have a significant impact on the consolidated financial statements of the Company.

The balance of the Company’s Venezuelan monetary assets and liabilities, in the net amount of VEF 159 and VEF 88 as of December 31, 2015 and March 31, 2015, respectively, may not qualify for the preferential rate of 6.3 VEF per U.S.$1.00. Following the guidance available in IAS 21, the Company assessed the rate at which such balances are likely to be realized or settled and believes that it is appropriate to use the SIMADI rate (VEF 198 per U.S.$1.00 as of December 31, 2015 and VEF 193 per U.S.$1.00 as of March 31, 2015) to translate such balances. Consequently, foreign exchange loss of Rs.776 and Rs.843 on translation of such monetary assets and liabilities at the SIMADI rate was recorded under “finance expenses” for the nine months ended December 31, 2015 and the year ended March 31, 2015, respectively. The aforesaid foreign exchange loss does not include the impact of potential devaluation of the VEF, if any, that may be announced in the future by the Venezuelan government.

24. Agreement with Merck Serono

On June 6, 2012, the Company and Merck Serono (a division of Merck KGaA, Darmstadt, Germany) entered into a collaboration agreement to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. Pursuant to the arrangement, the Company will lead early product development and complete Phase I development. Upon completion of Phase I, Merck Serono will carry out manufacturing of the compounds and will lead Phase III development. All of the related development expenditures will be shared by the parties in the proportion specified in the collaboration agreement.

Both the parties will undertake commercialization based on the regional rights as specified in the agreement. The Company is entitled to receive royalty payments from Merck Serono upon commercialization by them.

During the three months ended December 31, 2015, the Company is entitled to receive from Merck Serono certain amounts relating to its share of development costs and other amounts linked to the achievement of milestones for the development of compounds under the collaboration agreement, as amended.

The Company analyzed and accounted for the amounts receivable from Merck Serono under IFRS 11, “Joint arrangements”.

25.	Collaboration agreement with Curis, Inc.

On January 18, 2015, Aurigene Discovery Technologies Limited (“Aurigene”), a wholly owned subsidiary of the parent company, entered into a Collaboration, License and Option Agreement (the “Collaboration Agreement”) with Curis, Inc. (“Curis”) to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets.

Under the Collaboration Agreement, Aurigene has the responsibility for conducting all discovery and preclinical activities, including Investigational New Drug (“IND”) enabling studies and providing Phase 1 clinical trial supply, and Curis is responsible for all clinical development, regulatory and commercialization efforts worldwide, excluding India and Russia. The Collaboration Agreement provides that the parties will collaborate exclusively in immuno-oncology for an initial period of approximately two years, with the option for Curis to extend the broad immuno-oncology exclusivity.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

25.	Collaboration agreement with Curis, Inc. (continued)

As a partial consideration for the collaboration, pursuant to a Stock Purchase Agreement dated January 18, 2015, Curis issued to Aurigene 17.1 million shares of its common stock, representing 19.9% of its outstanding common stock immediately prior to the transaction (approximately 16.6% of its outstanding common stock immediately after the transaction). The shares issued to Aurigene are subject to a lock-up agreement until January 18, 2017, with the shares being released from such lock-up in 25% increments on each of July 18, 2015, January 18, 2016, July 18, 2016 and January 18, 2017, subject to acceleration of release of all the shares in connection with a change of control of Curis. During the three months ended September 30, 2015, lock-up restrictions were released on 4.275 million shares of common stock, representing 25% of the shares which Aurigene received from Curis. In connection with the issuance of such shares, Curis and Aurigene entered into a Registration Rights Agreement dated January 18, 2015 which provides for certain registration rights with respect to resale of the shares. The fair value of the shares of common stock on the date of the Stock Purchase Agreement was Rs.1,452 (U.S.$23.5). These shares are classified as available-for-sale financial instruments and are remeasured at fair value at every reporting date. Accordingly, Rs.1,744, representing the gain arising from changes in the fair value of such shares of common stock, was recorded in other comprehensive income as of December 31, 2015.

Revenues under the Collaboration Agreement consist of upfront consideration (including the shares of common stock) and the development and commercial milestone payments described below, which are deferred and recognized as revenue over the period for which Aurigene has continuing performance obligations.

Under the Collaboration Agreement, Aurigene is entitled to development and commercial milestone payments as follows:

•	for the first two programs: up to U.S.$52.5 per program, including U.S.$42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any;

•

for the third and fourth programs: up to U.S.$50 per program, including U.S.$42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any; and

•	for any program thereafter: up to U.S.$140.5 per program, including U.S.$87.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any.

In addition, Curis has agreed to pay Aurigene royalties, ranging between high single digits to 10%, on its net sales in territories where it commercializes products. Furthermore, Aurigene is entitled to receive a share of Curis’ revenues from sublicenses, which share varies based upon specified factors such as the sublicensed territory, whether the sublicense revenue is royalty based or non-royalty based and, in some cases, the stage of the applicable molecule and product at the time the sublicense is granted.

This arrangement is accounted for as a joint operation under IFRS 11.

26. Agreement with Pierre Fabre

On February 11, 2014, Aurigene entered into a collaborative license, development and commercialization agreement with Pierre Fabre, the third largest French pharmaceutical company. This agreement granted Pierre Fabre global worldwide rights (excluding India) to a new immune checkpoint modulator, AUNP-12. AUNP-12 will be in development for numerous cancer indications.

Under the terms of this agreement, Aurigene received a non-refundable upfront payment from Pierre Fabre, which was deferred and recognized as revenue over the period in which Aurigene had continuing performance obligations.

During the three months ended September 30, 2015, Aurigene entered into another agreement with Pierre Fabre to transfer back to Aurigene the rights earlier out-licensed for the development and commercialization of AUNP-12. Consequent to such arrangement, Aurigene paid to Pierre Fabre a portion of the upfront consideration received and retained and recognized the remaining upfront consideration as revenue, as there are no pending performance obligations.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

27. Asset purchase agreement with Hatchtech Pty Limited

On September 7, 2015, the Company entered into an asset purchase agreement with Hatchtech Pty Limited (“Hatchtech”) for the purchase of intellectual property rights to an innovative prescription head lice product, Xeglyze™ Lotion. The exclusive rights for this product are applicable for the territories of the United States, Canada, India, Russia and the CIS, Australia, New Zealand and Venezuela.

As partial consideration for the purchase of these assets, the Company paid Hatchtech an upfront amount of Rs.606 (U.S.$9.25). In addition to the foregoing payments, the Company is also required to pay certain development and commercial milestones related payments to Hatchtech for purchase of these assets.

The transaction was recorded as an acquisition of product related intangible asset. As the intangible asset is not yet available for use, it is not subject to amortization.

The carrying amount of the intangible asset as on December 31, 2015 was Rs.947 (U.S.$14.25), including Rs.341(U.S.$5) paid during the three months ended December 31, 2015.

28. Asset purchase agreement with Alchemia

During November 2015, the Company entered into an asset purchase agreement with Alchemia Limited (“Alchemia”) for the purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium. The closing conditions for the transaction included the approval of Alchemia’s shareholders which was obtained on November 10, 2015. As per the terms of the agreement, the Company paid a net consideration of Rs.1,158 (U.S.$17.5) upon the closing of the transaction in exchange for the acquired intellectual property rights.

Prior to this asset purchase agreement, the Company had worldwide, exclusive rights from Alchemia to market fondaparinux sodium in all territories in exchange for Alchemia’s right to an agreed share of the net profits generated from sales in those territories. Consequent to the closing of the asset purchase agreement, Alchemia is not entitled to receive any further profit share revenues from fondaparinux sales on or after July 1, 2015.

The transaction was recorded as an acquisition of technology related intangible asset with an estimated useful life of 4 years.

29. Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to cGMP deviations at its API manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh previously raised in Form 483 observations following inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015, respectively.

The warning letter does not restrict production or shipment of the Company’s products from these facilities. However, unless and until the Company is able to correct outstanding issues to the U.S. FDA’s satisfaction, the U.S. FDA may withhold approval of new products and new drug applications of the Company, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against the Company. Any such further action could have a material and negative impact on the Company’s ongoing business and operations.

The Company submitted its response to the warning letter on December 7, 2015.

The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously, and will continue to work diligently to address the observations identified in the warning letter, and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter.

Further, the Company provided an update to the U.S. FDA on the progress of remediation in January 2016.

30. Subsequent events

None.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, and the unaudited condensed consolidated interim financial statements included in our report on Form 6-K for the three months ended June 30, 2015 and September 30, 2015, all of which is on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended December 31, 2015 compared to the three months ended December 31, 2014

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended December 31,

	2015		2014

	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)

Revenues	Rs.39,679	100.0%	Rs.38,431	100.0%	3%
Gross profit	23,590	59.5%	22,352	58.2%	6%
Selling, general and administrative expenses	12,039	30.3%	11,151	29.0%	8%
Research and development expenses	4,095	10.3%	4,316	11.2%	(5%)
Other (income)/expense, net	(122)	(0.3%)	(341)	(0.9%)	(64%)
Results from operating activities	7,578	19.1%	7,226	18.8%	5%
Finance (expense)/income, net	(62)	(0.2%)	1,013	2.6%	(106%)
Share of profit of equity accounted investees, net of tax	64	0.2%	47	0.1%	37%
Profit before tax	7,580	19.1%	8,286	21.6%	(9%)
Tax expense	1,788	4.5%	2,541	6.6%	(30%)
Profit for the period	Rs.5,792	14.6%	Rs.5,745	15.0%	1%

Revenues

Our overall consolidated revenues were Rs.39,679 million during the three months ended December 31, 2015, an increase of 3% as compared to Rs.38,431 million during the three months ended December 31, 2014.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended December 31,

	2015		2014

	Rs. in millions(1)	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)

Global Generics	Rs.33,558	84%	Rs.31,335	81%	7%
Pharmaceutical Services and Active Ingredients	5,082	13%	6,112	16%	(17%)
Proprietary Products	654	2%	743	2%	(12%)
Others	385	1%	241	1%	61%

Total	Rs.39,679	100%	Rs.38,431	100%	3%

(1) During the three months ended June 30, 2015, there was a change in the monitoring of performance of one product from the Global Generics segment to the Proprietary Products segment. Consequently, revenues and gross profit from such product for the three months and nine months ended December 31, 2014 have been reclassified to conform to the change.

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.33,558 million during the three months ended December 31, 2015, an increase of 7% as compared to Rs.31,335 million during the three months ended December 31, 2014.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 7% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 7% resulting from a net increase in the sales volumes of existing products in this segment; and

•	a decrease of approximately 7% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.19,417 million during the three months ended December 31, 2015, an increase of 18% as compared to the three months ended December 31, 2014. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 10% in the three months ended December 31, 2015 as compared to the three months ended December 31, 2014.

This revenue growth was largely attributable to the following:

•	revenues from new products launched between January 1, 2015 and December 31, 2015, such as esomeprazole DR, pramipexole, pravastatin, memantine;

•	a gain in market share of certain of our existing products, such as valganciclovir, sumatriptan injection, amlodipine besylate and atorvastatin calcium, OTC omeprazole magnesium and metoprolol ER; and

•	partially offset by lower realization from certain of our existing products.

During the three months ended December 31, 2015, there were no new products which were launched in North America (the United States and Canada).

During the three months ended December 31, 2015, we made 4 filings, which includes 1 NDA filing under section 505(b)(2) and 3 ANDA filings. As of December 31, 2015 our cumulative filings were 236, which includes 3 NDA filings under section 505(b)(2) and 233 ANDA filings. Out of these ANDA filings, we had 79 ANDAs pending approval at the U.S. FDA of which 52 are Paragraph IV filings, and we believe we are the first to file with respect to 18 of these filings.

India: Our Global Generics segment’s revenues from India during the three months ended December 31, 2015 were Rs.5,805 million, an increase of 34% as compared to the three months ended December 31, 2014. This growth was largely attributable to the revenues from new brands launched between January 1, 2015 and December 31, 2015 in India, the revenues from the acquired portfolio of products from UCB and increase in the sales volume of the existing products, partially offset by the decrease in sales prices of the existing products. According to IMS Health in its Moving Quarterly Total report for the three months ended December 31, 2015, our secondary sales in India grew by 20.3% during such period, as compared to the India pharmaceutical market’s growth of 16.0% during such period. During the three months ended December 31, 2015, we launched 5 new brands in India.

On April 1, 2015, we entered into a definitive agreement to acquire a select portfolio of products business of UCB in the territories of India, Nepal, Sri Lanka and Maldives, and we completed the acquisition on June 16, 2015. Refer to Note 4 of our unaudited condensed consolidated interim financial statements for further details.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) during the three months ended December 31, 2015 were Rs.6,399 million, a decrease of 28% as compared to the three months ended December 31, 2014.

Russia: Our Global Generics segment’s revenues from Russia during the three months ended December 31, 2015 were Rs.3,138 million, a decrease of 21% as compared to the three months ended December 31, 2014. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 5% during the three months ended December 31, 2015 as compared to the three months ended December 31, 2014. Our over-the-counter (“OTC”) division’s revenues from Russia during the three months ended December 31, 2015 were 38% of our total revenues from Russia.

According to IMS Health, as per its report for the three months ended December 31, 2015, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth during the three months ended December 31, 2015 was as follows:

	For the three months ended December 31, 2015

	Dr. Reddy’s Laboratories		Russian pharmaceutical market

	Sales value	Volume	Sales value	Volume

Prescription (Rx)	5.45%	(3.13%)	3.82%	(4.76%)
Over-the-counter (OTC)	12.74%	1.64%	(0.24%)	(8.91%)
Total (Rx + OTC)	7.99%	(1.98%)	2.46%	(7.75%)

As per the above referenced IMS Health report, our volume market share during the three months ended December 31, 2015 and during the three months ended December 31, 2014 was as follows:

	For the three months ended December 31,

	2015	2014

Prescription (Rx)	4.53%	4.46%
Over-the-counter (OTC)	0.52%	0.47%
Total (Rx + OTC)	1.73%	1.63%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.871 million during the three months ended December 31, 2015, a decrease of 17% as compared to the three months ended December 31, 2014. This decrease was largely attributable to the decrease in sales volumes of our existing major brands coupled with currency depreciation across these markets.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.2,390 million during the three months ended December 31, 2015, a decrease of 38% as compared to the three months ended December 31, 2014. The decrease was primarily attributable to the decrease in our revenues in Venezuela primarily due to reduction in the sales volume of the existing products.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom and our out-licensing business across Europe, and were Rs.1,937 million during the three months ended December 31, 2015, an increase of 14% as compared to the three months ended December 31, 2014. This growth was primarily on account of revenues from the increase in sales volumes of exiting products and new products launched between January 1, 2015 and December 31, 2015, partially offset by our reduced participation in the competitive bidding tenders sponsored by statutory health insurance funds and other health insurance providers in Germany.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues during the three months ended December 31, 2015 were Rs.5,082 million, a decrease of 17% as compared to the three months ended December 31, 2014. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this was largely attributable to:

•

decreased sales of active pharmaceutical ingredients during the three months ended December 31, 2015, primarily attributable to decreased sales volumes and sales prices of existing products, which decreased our PSAI segment’s revenues by approximately 18%; and

•	increased customer orders in our pharmaceutical development services, which increased our PSAI segment’s revenues by approximately 1%.

During the three months ended December 31, 2015, we filed 21 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of December 31, 2015 were 774, including 223 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.23,590 million during the three months ended December 31, 2015, representing 59.5% of our revenues for that period, as compared to Rs.22,352 million during the three months ended December 31, 2014, representing 58.2% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended December 31,

	2015		2014

	(Rs. in millions)

	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue

Global Generics	Rs.22,017	65.6%	Rs.20,572	65.7%
Pharmaceutical Services and Active Ingredients	886	17.4%	1,050	17.2%
Proprietary Products	546	83.4%	631	84.9%
Others	141	36.8%	99	41.1%

Total	Rs.23,589	59.5%	Rs.22,352	58.2%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 65.6% during the three months ended December 31, 2015 from 65.7% during the three months ended December 31, 2014. This decrease was due to a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products.

The gross profits from our PSAI segment increased to 17.4% during the three months ended December 31, 2015, from 17.2% during the three months ended December 31, 2014. This increase was primarily due to an increase in sales of products with higher gross profit margins during the three months ended December 31, 2015.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.12,039 million during the three months ended December 31, 2015, an increase of 8% as compared to Rs.11,151 million during the three months ended December 31, 2014. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	increased legal and professional expenses, which increased our selling, general and administrative expenses by approximately 5%;

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by approximately 4%;

•	decreased sales and marketing costs, which decreased our selling, general and administrative expenses by approximately 2%; and

•	increased other costs, which increased our selling, general and administrative expenses by approximately 1%.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 30.3% during the three months ended December 31, 2015 from 29.0% during the three months ended December 31, 2014.

Research and development expenses

Our research and development expenses were Rs.4,095 million during the three months ended December 31, 2015, a decrease of 5% as compared to Rs.4,316 million during the three months ended December 31, 2014. Our research and development expenses decreased to 10.3% of our total revenues during the three months ended December 31, 2015 from 11.2% of our total revenues during the three months ended December 31, 2014.

Other (income)/expense, net

Our net other income was Rs.122 million during the three months ended December 31, 2015, as compared to net other income of Rs.341 million during the three months ended December 31, 2014.

Finance (expense)/income, net

Our net finance expense was Rs.62 million during the three months ended December 31, 2015 as compared to net finance income of Rs.1,013 million during the three months ended December 31, 2014. The increase in net finance expense was due to the following:

•

net foreign exchange gain of Rs.340 million (excluding the impact of Venezuela currency exchange loss described below) during the three months ended December 31, 2015, as compared to net foreign exchange gain of Rs.666 million during the three months ended December 31, 2014;

•

foreign exchange loss of Rs.637 million during the three months ended December 31, 2015, on translation of certain monetary assets and liabilities of our Venezuelan subsidiary (Refer to Note 23 to these unaudited condensed consolidated interim financial statements for further details);

•

profit on sale of investments of Rs.71 million during the three months ended December 31, 2015, as compared to profit on sale of investments of Rs.211 million during the three months ended December 31, 2014; and

•	net interest income of Rs.164 million during the three months ended December 31, 2015, as compared to net interest income of Rs.136 million during the three months ended December 31, 2014.

Profit before tax

As a result of the above, our profit before tax was Rs.7,580 million during the three months ended December 31, 2015, a decrease of 9% as compared to Rs.8,286 million during the three months ended December 31, 2014.

Tax expense

Our consolidated weighted average tax rate was 23.6% during the three months ended December 31, 2015, as compared to 30.7% during the three months ended December 31, 2014.

Our tax expense was Rs.1,788 million during the three months ended December 31, 2015, as compared to Rs.2,541 million during the three months ended December 31, 2014.

Profit for the period

As a result of the above, our net profit was Rs.5,792 million during the three months ended December 31, 2015, representing 14.6% of our total revenues for such period, as compared to Rs.5,745 million during the three months ended December 31, 2014, representing 15.0% of our total revenues for such period.

Section B:

Nine months ended December 31, 2015 compared to the nine months ended December 31, 2014

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the nine months ended December 31,

	2015		2014

	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)

Revenues	Rs.117,146	100.0%	Rs.109,485	100.0%	7%
Gross profit	71,005	60.6%	64,182	58.6%	11%
Selling, general and administrative expenses	34,070	29.1%	32,503	29.7%	5%
Research and development expenses	12,955	11.1%	12,304	11.2%	5%
Other (income)/expense, net	(567)	(0.5%)	(791)	(0.7%)	(28%)
Results from operating activities	24,547	21.0%	20,166	18.4%	22%
Finance (expense)/income, net	(62)	(0.1%)	1,915	1.7%	(103%)
Share of profit of equity accounted investees, net of tax	170	0.1%	151	0.1%	13%
Profit before tax	24,655	21.0%	22,232	20.3%	11%
Tax expense	5,388	4.6%	5,242	4.8%	3%
Profit for the period	Rs.19,267	16.4%	Rs.16,990	15.5%	13%

Revenues

Our overall consolidated revenues were Rs.117,146 million during the nine months ended December 31, 2015, an increase of 7% as compared to Rs.109,485 million during the nine months ended December 31, 2014.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the nine months ended December 31,

	2015		2014

	Rs. in millions	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)

Global Generics	Rs.97,287	83%	Rs.88,681	81%	10%
Pharmaceutical Services and Active Ingredients	16,614	14%	18,042	16%	(8%)
Proprietary Products	2,014	2%	1,872	2%	8%
Others	1,231	1%	890	1%	38%

Total	Rs.117,146	100%	Rs.109,485	100%	7%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.97,287 million during the nine months ended December 31, 2015, an increase of 10% as compared to Rs.88,681 million during the nine months ended December 31, 2014.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 14% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 3% resulting from a net increase in the sales volumes of existing products in this segment; and

•	a decrease of approximately 7% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) during the nine months ended December 31, 2015 were Rs.56,496 million, an increase of 21% as compared to the nine months ended December 31, 2014. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 15% in the nine months ended December 31, 2015 as compared to the nine months ended December 31, 2014.

The following table sets forth, during the nine months ended December 31, 2015, products launched in North America:

Product	Innovator’s Brand	Innovator

Esomeprazole DR	Nexium®	AstraZeneca
Pramipexole ER	Mirapex®	Boehringer Ingelheim
Memantine	Namenda®	Eli Lilly
Pravastatin	Pravachol®	Bristol Myers Squibb

India: Our Global Generics segment’s revenues from India were Rs.16,026 million during the nine months ended December 31, 2015, an increase of 22% as compared to the nine months ended December 31, 2014. During the nine months ended December 31, 2015, we launched 13 new brands in India. This growth was largely attributable to the revenues from new brands launched between January 1, 2015 and December 31, 2015 in India, coupled with the revenues from the acquired portfolio of products from UCB. According to IMS Health in its Moving Annual Total report for the nine months ended December 31, 2015, our secondary sales in India grew by 14.5% during such period, as compared to the India pharmaceutical market’s growth of 15.1% during such period.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) during the nine months ended December 31, 2015 were Rs.18,792 million, a decrease of 23% as compared to the nine months ended December 31, 2014.

Russia: Our Global Generics segment’s revenues from Russia were Rs.8,359 million during the nine months ended December 31, 2015, a decrease of 32% as compared to the nine months ended December 31, 2014. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues decreased by 2% during the nine months ended December 31, 2015 as compared to the nine months ended December 31, 2014. Our over-the-counter (“OTC”) division’s revenues from Russia during the nine months ended December 31, 2015 were 37% of our total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding efforts.

According to IMS Health, as per its report for the nine months ended December 31, 2015, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth during the nine months ended December 31, 2014 was as follows:

	For the nine months ended December 31, 2015

	Dr. Reddy’s Laboratories		Russian pharmaceutical market

	Sales value	Volume	Sales value	Volume

Prescription (Rx)	1.98%	(9.10%)	9.37%	(3.88%)
Over-the-counter (OTC)	10.59%	(5.92%)	5.70%	(7.45%)
Total (Rx + OTC)	5.00%	(8.32%)	7.41%	(6.44%)

As per the above referenced IMS Health report, our volume-based market share during the nine months ended December 31, 2015 and during the nine months ended December 31, 2014 was as follows:

	For the nine months ended December 31,

	2015	2014

Prescription (Rx)	4.60%	4.87%
Over-the-counter (OTC)	0.63%	0.62%
Total (Rx + OTC)	1.79%	1.82%

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,678 million during the nine months ended December 31, 2015, an increase of 1% as compared to the nine months ended December 31, 2014.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, India and other countries of the former Soviet Union and Romania as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.7,755 million during the nine months ended December 31, 2015, a decrease of 19% as compared to the nine months ended December 31, 2014. The decrease was primarily attributable to the decrease in our revenues in Venezuela primarily due to reduction in the sales volume of the existing products.

Europe: Our Global Generics segment’s revenues from Europe were Rs.5,973 million during the nine months ended December 31, 2015, an increase of 38% as compared to the nine months ended December 31, 2014. This growth was primarily on account of revenues from new products launched between January 1, 2015 and December 31, 2015.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues during the nine months ended December 31, 2015 were Rs.16,614 million, a decrease of 8% as compared to the nine months ended December 31, 2014. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the multiple currencies in the markets in which we operate, this increase was largely attributable to:

•

decreased sales of active pharmaceutical ingredients during the nine months ended December 31, 2015, primarily attributable to decreased sales volumes of existing products, partially coupled with the net impact of changes in sales prices of existing products, all of which decreased our PSAI segment’s revenues by approximately 11%; and

•	increased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which increased our PSAI segment’s revenues by approximately 3%.

Gross Profit

Our total gross profit was Rs.71,005 million during the nine months ended December 31, 2015, representing 60.6% of our revenues for that period, as compared to Rs.64,182 million during the nine months ended December 31, 2014, representing 58.6% of our revenues for that period.

	For the nine months ended December 31,

	2015		2014

	(Rs. in millions)

	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue

Global Generics	Rs.64,992	66.8%	Rs.58,333	65.8%
Pharmaceutical Services and Active Ingredients	3,744	22.5%	3,996	22.2%
Proprietary Products	1,684	83.6%	1,588	84.8%
Others	585	47.5%	265	29.8%

Total	Rs.71,005	60.6%	Rs.64,182	58.6%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased to 66.8% during the nine months ended December 31, 2015 from 65.8% during the nine months ended December 31, 2014. This increase was due to an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products.

The gross profits from our PSAI segment increased to 22.5% during the nine months ended December 31, 2015, from 22.2% during the nine months ended December 31, 2014. This increase was primarily due to an increase in sales of products with higher gross profit margins during the nine months ended December 31, 2015.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.34,070 million during the nine months ended December 31, 2015, an increase of 5% as compared to Rs.32,503 million during the nine months ended December 31, 2014. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by approximately 3%;

•	increased legal and professional expenses, which increased our selling, general and administrative expenses by approximately 2%;

•

increased amortization, primarily due to our acquisition of the Habitrol® brand in December 2014 and acquisition of a select portfolio of products business of UCB in June 2015, which increased our selling, general and administrative expenses by approximately 1%;

•	decreased sales and marketing costs, which decreased our selling, general and administrative expenses by approximately 2%; and

•	increased other costs, which increased our selling, general and administrative expenses by approximately 1%.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 29.1% during the nine months ended December 31, 2015 from 29.7% during the nine months ended December 31, 2014.

Research and development expenses

Our research and development costs were Rs.12,955 million during the nine months ended December 31, 2015, an increase of 5% as compared to Rs.12,304 million during the nine months ended December 31, 2014. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Other (income)/expense, net

Our net other income was Rs.567 million during the nine months ended December 31, 2015, as compared to net other income of Rs.791 million during the nine months ended December 31, 2014.

Finance (expense)/income, net

Our net finance expense was Rs.62 million during the nine months ended December 31, 2015, as compared to net finance income of Rs.1,915 million during the nine months ended December 31, 2014. The increase in net finance expense was attributable to:

•

net foreign exchange gain of Rs.3 million (excluding the impact of Venezuela currency exchange loss described below) during the nine months ended December 31, 2015, as compared to net foreign exchange gain of Rs.1,385 million during the nine months ended December 31, 2014;

•

foreign exchange loss of Rs.776 million during the nine months ended December 31, 2015, on translation of certain monetary assets and liabilities of our Venezuelan subsidiary. (Refer to Note 23 to these unaudited condensed consolidated interim financial statements for further details);

•	net interest income of Rs.305 million during the nine months ended December 31, 2015, as compared to net interest income of Rs.72 million during the nine months ended December 31, 2014; and

•

profit on sale of investments of Rs.406 million during the nine months ended December 31, 2015, as compared to profit on sale of investments of Rs.458 million during the nine months ended December 31, 2014.

Profit before tax

As a result of the above, our profit before tax was Rs.24,655 million during the nine months ended December 31, 2015, an increase of 11% as compared to Rs.22,232 million during the nine months ended December 31, 2014.

Tax expense

Our consolidated weighted average tax rate was 21.9% during the nine months ended December 31, 2015, as compared to 23.6% during the nine months ended December 31, 2014.

Our tax expense was Rs.5,388 million during the nine months ended December 31, 2015, as compared to Rs.5,242 million during the nine months ended December 31, 2014.

Profit for the period

As a result of the above, our net profit was Rs.19,267 million during the nine months ended December 31, 2015, representing 16.4% of our total revenues for such period, as compared to Rs.16,990 million during the nine months ended December 31, 2014, representing 15.5% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, making investments, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. We borrowed U.S.$220 million during the year ended March 31, 2012, which is to be repaid in eight quarterly installments beginning in December 2014. During the nine months ended December 31, 2015, we repaid the entire outstanding loan amount, and we further borrowed U.S.$110 million of new short-term borrowings (Refer to Note 13 of our unaudited condensed consolidated interim financial statements for further details). We also borrowed U.S.$150 million during the year ended March 31, 2014, which is to be repaid in five quarterly installments beginning in February 2018. These loans were obtained primarily to repay some of our then existing short term and long term borrowings and to meet our anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights.

The following table summarizes our statements of cash flows for the periods presented:

	For the nine months ended December 31,

	2015	2015	2014

	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$483	Rs.31,991	Rs.14,772
Investing activities	(231)	(15,266)	(8,539)
Financing activities	(239)	(15,838)	(8,236)

Net increase/(decrease) in cash and cash equivalents	U.S.$13	Rs.887	Rs.(2,003)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included approximately Rs.15,725 million in available credit under revolving credit facilities with banks as of December 31, 2015. We had no other material unused sources of liquidity as of December 31, 2015.

Operating Activities

The net result of operating activities was a cash inflow of Rs.31,991 million for the nine months ended December 31, 2015, as compared to a cash inflow of Rs.14,772 million for the nine months ended December 31, 2014.

The net cash provided by operating activities increased during the nine months ended December 31, 2015 primarily on account of improvement in our business performance that resulted in an increase of Rs.3,341 million in our earnings before interest expense, profit/loss on sale of investments, tax expense, depreciation and amortization (“Adjusted EBITDA”) (Rs.31,448 million for the nine months ended December 31, 2015, as compared to Rs.28,107 million for the nine months ended December 31, 2014). Further, there was a net difference in cash flows on account of a decrease in working capital by Rs.14,238 million during the nine months ended December 31, 2015 as compared to the nine months ended December 31, 2014, primarily as a result of an increase in the balances of our trade receivables and inventories during the nine months ended December 31, 2014.

Our average days’ sales outstanding (“DSO”) as at December 31, 2015, September 30, 2015 and December 31, 2014, based on the most recent quarter’s sales, were 97 days, 99 days and 96 days, respectively.

Investing Activities

Our investing activities resulted in a net cash outflow of Rs.15,266 million and Rs.8,539 million for the nine months ended December 31, 2015 and 2014, respectively. This increase in net cash outflow of Rs.6,727 million was primarily due to:

•

Rs.7,936 million paid to UCB for the acquisition of a select portfolio of products business during the nine months ended December 31, 2015 (Refer to Note 4 of our unaudited condensed consolidated interim financial statements for further details);

•

an amount of Rs.1,158 million paid to Alchemia Limited for the purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium during the nine months ended December 31, 2015 (Refer to Note 28 of our unaudited condensed consolidated interim financial statements for further details);

•

an amount of Rs.5,097 million paid for acquisition from Novartis Consumer Health Inc. of the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and related U.S. marketing rights during the nine months ended December 31, 2014; and

•	a net increase in amounts spent on property, plant and equipment by Rs.1,852 million during the nine months ended December 31, 2015, as compared to the nine months ended December 31, 2014.

Financing Activities

Our financing activities resulted in a net cash outflow of Rs.15,838 million and Rs.8,236 million for the nine months ended December 31, 2015 and 2014, respectively.

During the nine months ended December 31, 2015, we repaid long term borrowings of Rs.11,647 million which primarily consisted of the repayment of all long term borrowings by our subsidiaries in Switzerland and U.K. (Refer to Note 13 of our unaudited condensed consolidated interim financial statements for further details). Furthermore, we also paid dividends (including dividend distribution taxes) of Rs.4,106 million and borrowed short term loans of Rs.636 million.

In comparison, during the nine months ended December 31, 2014, we repaid long term borrowings and short term borrowings of Rs.1,809 million and Rs.2,222 million, respectively. Further, we paid dividends (including dividend distribution taxes) of Rs.3,587 million during the nine months ended December 31, 2014.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of December 31, 2015:

Debt	Principal Amount		Currency	Interest Rate

	(U.S.$ in millions, Rs. in millions)

	Convenience translation into U.S.$

Packing credit borrowings (short term)	U.S.$293	Rs.19,366	USD EURO RUB	LIBOR + 10 to 15 bps LIBOR + 7.5 to 20 bps 11.00% to 12.5%
Other short-term borrowings	55	3,638	USD	LIBOR + 40bps
Long-term borrowings	150	9,923	USD	LIBOR + 125 bps

ITEM 4. OTHER MATTERS

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of our subsidiaries in the U.S., received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products for the period of time between January 1, 1995 and the date of the CID. Compliance with the CID is ongoing, and we understand that the investigation is continuing.

Subpeona duces tecum from the Office of the Attorney General, California

On November 3, 2014, Dr. Reddy’s Laboratories, Inc. received a subpoena duces tecum to appear before the Office of the Attorney General, California (the “California AG”) and produce records and documents relating to the pricing of certain products. A set of five interrogatories related to pricing practices was served as well. Compliance with the subpoena is ongoing, and we understand that the investigation is continuing.

Receipt of Temporary Restraining Order (TRO) for esomeprazole capsules

On October 28, 2015, Astrazeneca Pharmaceuticals filed a complaint in the United States District Court for the District of Delaware alleging that our sale of esomeprazole magnesium in a two tone capsule infringes certain trademarks applicable to Nexium® Capsules.

On November 12, 2015, the Court issued a temporary restraining order enjoining us from selling our product in the current trade dress. We subsequently filed a response rejecting AstraZeneca’s claims.

On December 30, 2015, we re-launched the product with a change in the capsule color.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: February 9, 2016	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary